U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12B-25

COMMISSION FILE NUMBER: 000-52638

NOTIFICATION OF LATE FILING

Check One:

[   ] Form 10-K

[   ] Form 20-F

[   ] Form 11-K

[ x ] Form 10-Q

[   ] Form D

[   ] Form N-SAR

[   ] Form N-CSR

For Six Months Ended: October 31, 2008

[  ]  Transition Report on Form 10-K

[  ]  Transition Report on Form 20-F

[  ]  Transition Report on Form 11-K

[  ]  Transition Report on Form 10-Q

[  ]  Transition Report on Form N-SAR

[  ]  Transition Report on Form N-CSR

For the Transition Period Ended: N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  N/A

PART I.

REGISTRANT INFORMATION.

The Registrant is Secure Runway Systems Corp. (the "Company"). The address of the Company’s principal executive office is 2283 Argentia Rd. Unit 10, Mississauga, Ontario L5N 5Z2

.

PART II.

RULES 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X]

(a)

The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]

(b)

The subject quarterly report on Form 10-Q, semi-annual report, transition report or annual report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[    ]

(c)

The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III.

NARRATIVE

The Company’s Quarterly Report on Form 10-Q for the six months ended October 31, 2008, could not be filed within the prescribed period because the Company was unable to compile certain information required in order to permit the Company to file a timely and accurate report on the Company’s financial condition. This inability could not have been eliminated by the Company without unreasonable effort or expense.

PART IV.

OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification:

Hilary Vieira

(905) 369-0116

(2)

Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X]  Yes

[   ]  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings to be included in the subject report or portion thereof?

[   ] Yes

[X]  No

SECURE RUNWAY SYSTEMS CORP.

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: December 15, 2008

By:    /s/ Hilary Vieira

       Hilary Vieira, President and CEO